UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 31ST, 2023

DATE, TIME AND PLACE: July 31st, 2023, at 1.00 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2023, dated as of June 30th, 2023; (5) Presentation on the Company’s Informe de Governança Corporativa; (6) Presentation on Cyber Security; (7) To resolve on the proposal for the 2023 grants of the Company’s Long Term Incentive Plan (”Plan”); and (8) To resolve on the composition of the Board of Directors and its advisory committees.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on July 31st, 2023, as per Mr. Nicandro Durante’s report, Chairman of the CR.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 31st, 2023

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on July 31st, 2023, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on July 31st, 2023, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 2nd quarter of 2023, dated as of June 30th, 2023, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Acknowledged on the evolution and current position of the Company in relation to the Informe de Governança Corporativa, established by the Comissão de Valores Mobiliários (“CVM”) Resolution No. 80, which shall be filed within the legal term.

(6) Acknowledged on the general premises and main projects presented by the Cyber Security area, according to the material presented, which is filed at the Company’s head office.

(7) Approved the 2023 grant of the Company’s Long Term Incentive Plan, according to the material presented, based on the CR’s favorable opinion, at its meeting held on July 31st, 2023.

(8.1) The Board Members acknowledged on the resignation letter presented on June 21st, 2023, with immediate effectiveness, by Mrs. Michela Mossini related to the positions that she held in the Company, namely: member of this Board, member of the Control and Risks Committee (“CCR”) and member of the Environmental, Social & Governance Committee (“CESG”), and thanked her commitment and dedication in performing their duties throughout her term of office.

(8.2) Due to the resignations presented, the Board members resolved, unanimously, to appoint Mrs. Gigliola Bonino, Italian, married, bachelor in Economy, bearer of the Italian passport Nr. YC0517080, valid through November 7th, 2032, domiciled in the City of Rome, Italy, in Corso d’Italia No. 41, 00198, as member of this Board of Directors, ad referendum of the next Annual or Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws. The term of investiture, other statements and documents will be presented in accordance with the applicable legislation.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 31st, 2023

In view of the above, the Board of Directors shall have the following composition: Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2025.

Additionally, the Board Members elected Mrs. Gigliola Bonino as member of the CCR, which shall have the following composition: Messrs. Herculano Aníbal Alves, Adrian Calaza, Gesner José de Oliveira Filho, Gigliola Bonino and Michele Valensise.

The Board Members also elected Mrs. Gigliola Bonino as member of the CESG, which shall have the following composition: Messrs. Nicandro Durante, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho and Gigliola Bonino.

It is registered the waiver of the Board member and CCR and CESG member elected, Mrs. Gigliola Bonino, to the compensation which she would be entitled in view of the positions taken in this opportunity.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 31st, 2023.

FABIANE RESCHKE

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 31, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer